

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2012

Via E-mail
William C. Erbey
Chairman
Altisource Residential Corporation
c/o Altisource Asset Management Corporation
402 Strand St.
Frederiksted, United States Virgin Islands 00840-3531

Re: **Altisource Residential Corporation**
Registration Statement on Form 10-12B
Filed September 20, 2012
File No. 001-35657

Dear Mr. Erbey:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel